

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Diana Chafey
Chief Legal Officer
ATI Physical Therapy, Inc.
790 Remington Boulevard
Bolingbrook, Illinois 60440

      Re: ATI Physical Therapy, Inc.
          Registration Statement on Form S-1
          Filed April 12, 2022
          File No. 333-264243

Dear Ms. Chafey:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Ansart at 202-551-4511 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Alexander D. Lynch, Esq.